EXHIBIT 99.1

NICE Systems Achieves Record Results for First Quarter 2008

Non-GAAP highlights for first quarter 2008 include:

—	Record revenues at $147 million, 25% year-over-year growth
—	Operating profit increased 33% year-over-year
—	EPS reached $0.36; Net income increased 32% year-over-year
—	Company raises revenue guidance for the year

Ra’anana, Israel, May 14, 2008 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced results for the first quarter of 2008.

First quarter 2008 non-GAAP revenue reached a record of $146.7 million, representing a 25% increase from $117.0 million in the first quarter of 2007.

Non-GAAP gross margin in the first quarter of 2008 reached a record 64.9%, or $95.3 million gross profit, up from 62.4%, or $73.0 million respectively, in the first quarter of 2007.

Non-GAAP operating margin in the first quarter of 2008 was 15.9%, up from 15.0% in the first quarter 2007. Non-GAAP operating profit reached $23.4 million, up 33% from $17.6 million in the first quarter of 2007.

First quarter 2008 non-GAAP net income was $22.0 million, a 32% increase from $16.6 million in the first quarter of 2007. Non-GAAP earnings per fully diluted share were $0.36, up from $0.31 in the first quarter of 2007.

On a GAAP basis: First quarter 2008 revenue was $144.4 million, an increase from $115.9 million in the first quarter of 2007. First quarter 2008 gross margin was 60.9%, compared with 59.2% in the first quarter of 2007; operating profit was $5.6 million, compared with operating profit of $7.2 million, in the first quarter of 2007; and first quarter 2008 net income was $7.9 million, or $0.13 per fully diluted share, compared with net income of $8.7 million, or $0.16 per share, on a fully diluted basis, for the first quarter of 2007.

First quarter 2008 operating cash flow was a record $46.7 million. Total cash and equivalents as of March 31, 2008 were $441.9 million, with no debt, up from $398.2 million as of December 31, 2007.

“The record results NICE achieved in the quarter, were driven by a continuous demand for our products and services both in the enterprise and security businesses, across the different verticals and geographies, which is especially encouraging given the macroeconomic environment. We are also very pleased with the performance of the recently acquired Actimize business,” said Haim Shani, Chief Executive Officer of NICE.

Guidance for second quarter 2008 and full year 2008:

Second quarter 2008 non-GAAP revenues are expected to be in the range of $151 – $155 million, and non-GAAP EPS is expected to be in the range of $0.37 – $0.41 per fully diluted share.

The company is increasing its revenue guidance for year 2008; non-GAAP revenue is expected to be at $619-634 million, up from $615-630 million and non-GAAP EPS is reiterated at the range of $1.65 – $1.75 per fully diluted share.

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free +1-888-281-1167 or +1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610. The call will also be broadcast live on the internet via NICE’s website at www.nice.com . A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-888-326-9310; international: + 972-3-925-5930; Israel: 03-925-5930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in-process research and development write-off, stock based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

        Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,
	2007 Unaudited	2008 Unaudited

Revenue
Product	$73,202	$83,670
Services	42,740	60,773

Total revenue	115,942	144,443

Cost of revenue
Product	20,261	22,565
Services	27,068	33,967

Total cost of revenue	47,329	56,532

Gross Profit	68,613	87,911

Operating Expenses:
Research and development, net	12,981	18,834
Selling and marketing	27,420	35,830
General and administrative	19,198	24,416
Amortization of acquired intangible assets	1,852	3,205

Total operating expenses	61,451	82,285

Operating income	7,162	5,626

Financial income, net	3,250	3,676
Other income, net	-	(9)

Income before taxes on income	10,412	9,293
Taxes on income	1,686	1,361

Net income	$8,726	$7,932

Basic earnings per share	$0.17	$0.13

Diluted earnings per share	$0.16	$0.13

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	51,394	59,508
Diluted earnings per share	53,459	60,976

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,
	2007 Unaudited	2008 Unaudited

GAAP net income	$8,726	$7,932

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	173	1,546
Service Revenue	897	757

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	2,537	4,147
included in operating expense	1,852	3,205
included in research and development	-	221
included in general and administrative expense	-	268

Equity based compensation expense
included in cost of product	167	109
included in cost of services	614	834
included in research & development	594	1,640
included in sales & marketing	1,431	1,960
included in general & administrative	2,179	3,039

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(2,541)	(3,676)

Non-GAAP net income	$16,629	$21,982

Non-GAAP basic earnings per share	$0.32	$0.37

Non-GAAP diluted earnings per share	$0.31	$0.36

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	51,394	59,508
Non-GAAP diluted earnings per share (b)	53,977	61,606

(a) Includes compensation expenses related to the acquisitions of US$489 in 2008.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2007	March 31, 2008
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,619	$118,909
Short-term investments	123,322	107,611
Trade receivables	101,977	96,855
Other receivables and prepaid expenses	20,749	23,799
Inventories	11,835	13,023
Deferred tax assets	8,258	8,166

Total current assets	382,760	368,363

LONG-TERM ASSETS:
Marketable securities	158,260	215,338
Other long-term assets	18,349	19,453
Deferred tax assets	8,739	9,266
Property and equipment, net	18,655	19,549
Other intangible assets, net	162,315	156,012
Goodwill	443,256	445,843

Total long-term assets	809,574	865,461

TOTAL ASSETS	$1,192,334	$1,233,824

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,792	$23,601
Accrued expenses and other liabilities	208,085	224,808

Total current liabilities	229,877	248,409

LONG-TERM LIABILITIES:
Deferred tax liabilities	41,764	38,906
Other long-term liabilities	16,899	18,619

Total long-term liabilities	58,663	57,525

SHAREHOLDERS' EQUITY	903,794	927,890

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,192,334	$1,233,824

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended March 31,
	2007 Unaudited	2008 Unaudited

Cash flows from operating activities:

Net income	$8,726	$7,932
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,850	10,059
Stock based compensation	4,985	7,582
Excess tax benefit from share-based payment arrangements	(1,563)	(107)
Accrued severance pay, net	55	248
Amortization of discount (premium) and accrued interest
on marketable securities	(28)	290
Deferred taxes, net	(2,393)	(3,433)
Decrease in trade receivables	2,985	5,439
Increase in other receivables and prepaid expenses	(1,623)	(1,170)
Decrease (increase) in inventories	2,543	(1,106)
Increase (decrease) in trade payables	(8,698)	1,704
Increase in accrued expenses and other liabilities	22,090	19,211
Other	(6)	57

Net cash provided by operating activities	33,923	46,706

Cash flows from investing activities:

Purchase of property and equipment	(2,237)	(3,274)
Proceeds from sale of property and equipment	33	7
Investment in marketable securities	(101,237)	(91,141)
Proceeds from maturity of marketable securities	72,350	16,550
Proceeds from sale and call of held-to-maturity marketable securities	2,000	32,846
Investment in short-term bank deposits	(44)	-
Proceeds from short-term bank deposits	21	25
Capitalization of software development costs	(213)	(273)
Payment for the acquisition of Actimize Ltd.	-	(1,563)
Payment for the acquisition of Fast Video Security AG	-	(1,229)
Payment for the acquisition of IEX Corporation	(1,500)	-
Decrease in accrued acquisition costs	(48)	(1)

Net cash used in investing activities	(30,875)	(48,053)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	7,412	3,190
Excess tax benefit from share-based payment arrangements	1,563	107

Net cash provided by financing activities	8,975	3,297

Effect of exchange rate changes on cash	24	340

Increase in cash and cash equivalents	12,047	2,290
Cash and cash equivalents at beginning of period	67,365	116,619

Cash and cash equivalents at end of period	$79,412	$118,909